Exhibit 21.1

RELIEF THERAPEUTICS HOLDING SA

LISTING OF SUBSIDIARIES

Subsidiary	Jurisdiction

Relief Therapeutics International SA	Switzerland
Relief Therapeutics US, Inc.	Delaware (U.S.)
Relief Therapeutics, Inc.	Delaware (U.S.)
APR Applied Pharma Research SA	Switzerland
AdVita LifeScience GmbH	Germany